                                                                    Exhibit 12.1

                                        Charming Shoppes, Inc
                             Computation of Earnings to Fixed Charges
                                            (Unaudited)

                                                                             Six Months
                                           Fiscal Year Ended                    Ended                  Pro Forma Ratio (4)
                       -------------------------------------------------------------------------------------------------------------
                        1998      1999       2000      2001      2002     August 4,  August 3,  Fiscal Year Ended  Six Months Ended
                                                                             2001      2002           2002           August 3, 2002
                       -------------------------------------------------------------------------------------------------------------
Earnings:
Pre-tax income
 (loss)from
 continuing
 operations (1)        $ 29,422  $(30,989) $  71,911  $ 84,652  $ (4,526)  $ 37,954  $  67,005      $  4,810             $ 71,477
Fixed charges            34,405    34,069     33,239    44,241    66,364     22,764     42,635        57,028               38,163
                       -------------------------------------------------------------------------------------------------------------
Total earnings
 available for
 fixed charges (a)     $ 63,827  $  3,080  $ 105,150  $128,893  $ 61,838   $ 60,718  $ 109,640      $ 61,838            $ 109,640
                                                                                                    ================================
Non-recurring and
 restructuring
 items (2)              (13,018)   54,246    (10,171)        -    37,708          -          -
                       ---------------------------------------------------------------------------
Adjusted earnings (b)    50,809    57,326     94,979   128,893    99,546     60,718    109,640
                       ===========================================================================
Fixed Charges:
Interest expense       $ 10,390  $ 10,052  $   7,308  $  8,894  $ 18,701   $  4,771  $  12,480      $  9,365            $   8,008
Interest component
 of operating
 leases                  24,015    24,017     25,931    35,347    47,663     17,993     30,155        47,663               30,155
                       -------------------------------------------------------------------------------------------------------------
Total fixed
 charges (c)             34,405    34,069     33,239    44,241    66,364     22,764     42,635        57,028               38,163
                       -------------------------------------------------------------------------------------------------------------
Ratio of
 earnings to
 fixed charges
 (a)/(c)                  1.86x     0.09x(3)   3.16x     2.91x     0.93x(3)   2.67x      2.57x         1.08x                2.87x
                       =============================================================================================================
Adjusted ratio
 of earnings
 to fixed charges
 (b)/(c)                  1.48x     1.68x      2.86x     2.91x     1.50x      2.67x      2.57x
                       ===========================================================================

                         (1) During the quarter ended August 3, 2002, the Company adopted FAS 145, "Recission of FAS Statements No. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections," which requires that prior-period financial statements be reclassified consistent with the new rules. During the year ended January 29, 2000, the Company had reported a $1.2 million after-tax gain on the early retirement of debt as an extraordinary item in accordance with the accounting rules in effect at that time. This gain on the retirement of debt does not qualify as an extraordinary item under the new rules; accordingly, it has been reclassified to income before the cumulative effect of an accounting change for the year ended January 29, 2000.

                         (2) For purposes of this adjusted ratio of earnings to fixed charges, earnings represent income (loss) before cumulative effect of accounting change, restructuring charge (credit), non-recurring gain from demutualization from insurance company, fixed charges and income taxes, and fixed charges represent gross interest expense, including capitalized interest, and a share of rental expense, which is deemed to be representative of the interest factor.

                         (3) The Company would have had to generate additional earnings of $4,526,000 in the fiscal year ended February 2, 2002 and $30,989,000 in the fiscal year ended January 30, 1999 to achieve a ratio of earnings to fixed charges of 1:1.

                         (4) All proceeds from the offering of the notes to be registered will be received by the selling noteholders. The net proceeds received by the Company from the sales of notes to the initial purchasers were used to retire $67.5 million of term notes, redeem $6.9 million of convertible notes called for redemption and paydown $3.5 million of revolving credit debt. The remaining $67.6 million together with $16.5 million in existing cash was used to purchase $84.1 million of treasury stock. In connection with the sale of notes to the initial purchasers, the Company called for redemption all of its $96.0 million of 7.5% convertible notes due 2006. $89.1 million of those notes were converted to common stock. The pro forma ratio of earnings to fixed charges adjusts the historical ratio for the elimination of all interest expense associated with the Company's 7.5% convertible notes that were either converted or redeemed, the elimination of interest expense associated with the term debt and revolving credit borrowings which were paid, and the addition of interest expense related to $77.9 million of the 4.75% Senior Convertible Notes, which were used to redeem the 7.5% convertible notes and pay the term debt and revolving credit borrowings. Borrowings used to pay the term debt were assumed to be outstanding from August 16, 2001, when the term debt was issued. The pro forma adjustments do not include any interest expense on the amount of indebtedness used to purchase treasury stock. The pro forma ratio of earnings to fixed charges is not necessarily indicative of what the future ratio of earnings to fixed charges will be.